UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1 to SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
FOUNDATION MEDICINE, INC.
(Name of Subject Company)
ROCHE HOLDINGS, INC.
(Names of Filing Persons – Offeror)
Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
350465100
(Cusip Number of Class of Securities)
Frederick C. Kentz III Roche Holdings, Inc. 1 DNA Way, MS #24, South San Francisco, CA 94080 Telephone: (650) 225-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Marc O. Williams, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒           third-party tender offer subject to Rule 14d-1.
☐           issuer tender offer subject to Rule 13e-4.
☐           going-private transaction subject to Rule 13e-3.
☐           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 1 (“Amendment No. 1”) to the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”) amends and supplements the statement originally filed on February 2, 2015 by Roche Holdings, Inc., a Delaware corporation (“Purchaser”). This Amendment No. 1 and the Schedule TO relate to the offer by Purchaser to purchase up to 15,604,288 outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Foundation Medicine, Inc., a Delaware corporation, at a purchase price of $50.00 per Share, net to seller in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 2, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”, which, together with any amendments or supplements thereto from time to time, constitutes the “Offer”).  The initial expiration date of the Offer is at 12:00 midnight, New York City time, at the end of the day on Monday, March 2, 2015, unless the offer is extended or earlier terminated as permitted by the Transaction Agreement and applicable law.

 Capitalized terms used, but not otherwise defined, in this Amendment No. 1 shall have the meanings ascribed to them in the Offer to Purchase.  Except as set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1.

Items 1 through 11.

Not applicable.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit Number (a)(5)(iv)	Description Media Release issued by Roche Holdings, Inc. on February 2, 2015

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2015

ROCHE HOLDINGS, INC.
By:	/s/ Bruce Resnick
Name: Bruce Resnick
Title: Vice President and Tax Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated as of February 2, 2015.

(a)(1)(ii)	Letter of Transmittal (including IRS Form W-9 and associated instructions).

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Summary Advertisement as published in the Wall Street Journal on February 2, 2015.

(a)(5)(i)
Media Release issued by Roche on January 12, 2015 (incorporated by reference to Exhibit 99.1 of the Pre-Commencement Communication on Schedule TO filed by Roche Holdings, Inc. with the Securities and Exchange Commission on January 12, 2015).

(a)(5)(ii)
Key Messages and Q&A dated January 12, 2015 (incorporated by reference to Exhibit 99.2 of the Pre-Commencement Communication on Schedule TO filed by Roche Holdings, Inc. with the Securities and Exchange Commission on January 12, 2015).

(a)(5)(iii)
Presentation used for investor relations conference call dated January 12, 2015 (incorporated by reference to Exhibit 99.3 of the Pre-Commencement Communication on Schedule TO filed by Roche Holdings, Inc. with the Securities and Exchange Commission on January 12, 2015).

(a)(5)(iv)*	Media Release issued by Roche Holdings, Inc. on February 2, 2015.
(b)	Not applicable.

(c)	Not applicable.

(d)(1)
Transaction Agreement, dated as of January 11, 2015, by and between Foundation Medicine, Inc. and Roche Holdings, Inc. (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by Foundation Medicine, Inc.
with the Securities and Exchange Commission on January 12, 2015).

(d)(2)
Investor Rights Agreement, dated as of January 11, 2015, by and among Foundation Medicine, Inc., Roche Holdings, Inc. and the other stockholders named as a party thereto (incorporated by reference to Exhibit 4.2 of the Form 8-K filed by Foundation Medicine, Inc. with the Securities and Exchange Commission on January 12, 2015).

(d)(3)
Tender and Support Agreement, dated as of January 11, 2015, by and between Roche Holdings, Inc. and Third Rock Ventures, L.P. (incorporated by reference to Exhibit 99.2 of the Schedule 13D filed by Roche Holding Ltd with the Securities and Exchange Commission on January 21, 2015).

(d)(4)
Tender and Support Agreement, dated as of January 11, 2015, by and among Roche Holdings, Inc., Kleiner Perkins Caufield & Byers XIV, LLC and KPCB XIV Founders Fund, LLC (incorporated by reference to Exhibit 99.3 of the Schedule 13D filed by Roche Holding Ltd with the Securities and Exchange Commission on January 21, 2015).

(d)(5)
Tender and Support Agreement, dated as of January 11, 2015, by and between Roche Holdings, Inc. and Google Ventures 2011, L.P. (incorporated by reference to Exhibit 99.4 of the Schedule 13D filed by Roche Holding Ltd with the Securities and Exchange Commission on January 21, 2015).

(d)(6)
Tax Sharing Agreement, dated as of January 11, 2015, by and between Roche Holdings, Inc. and Foundation Medicine, Inc. (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by Foundation Medicine, Inc.
with the Securities and Exchange Commission on January 12, 2015).

(d)(7)	Confidentiality Agreement, dated as of September 4, 2014, between Roche Holdings, Inc. and Foundation Medicine, Inc.

d(8)†
Collaboration Agreement, by and among Foundation Medicine, Inc., F. Hoffman-La Roche Ltd and Hoffman-La Roche Inc., dated January 11, 2015 (incorporated by reference to Exhibit 10.2 of the Form 8-K/A filed by Foundation Medicine, Inc. with the Securities and Exchange Commission on February 2, 2015).

Exhibit No.	Description
d(9)†
Ex-US Commercialization Agreement, by and between Foundation Medicine, Inc. and F. Hoffmann-La Roche Ltd, dated January 11, 2015 (incorporated by reference to Exhibit 10.3 of the Form 8-K/A filed by Foundation Medicine, Inc. with the Securities and Exchange Commission on February 2, 2015).

d(10)†
US Education Collaboration Agreement, by and between Foundation Medicine, Inc. and Genentech, Inc., dated January 11, 2015 (incorporated by reference to Exhibit 10.4 of the Form 8-K/A filed by Foundation Medicine, Inc. with the Securities and Exchange Commission on February 2, 2015).

d(11)†
Binding Term Sheet for an In Vitro Diagnostics Collaboration by and between Foundation Medicine, Inc. and F. Hoffman-La Roche Ltd, dated January 11, 2015 (incorporated by reference to Exhibit 10.5 of the Form 8-K/A filed by Foundation Medicine, Inc. with the Securities and Exchange Commission on February 2, 2015).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith
†
Confidential treatment has been requested or granted for certain information contained in this exhibit. Such information has been omitted and filed separately with the Securities and Exchange Commission

Item 13. Information Required by Schedule 13E-3.

Not applicable.